

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 8, 2010

Mr. Ray E. Schmitz
 Chief Financial Officer
DYNAMEX, INC.
5429 LBJ Freeway, Suite 1000
Dallas, Texas 75240

      Re: **Dynamex, Inc.**
              Form 10-K for the year ended July 31, 2009
              File No. 0-21057

Dear Mr. Schmitz:

     We have completed our review of your Form 10-K and have no further comments at this time.

                            Sincerely,

                            David R. Humphrey
                            Branch Chief